SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 10, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 10, 2007, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.-

The Shareholders’ Meeting approved by majority vote the appointment of the Bank Of New York and IFISA Inversiones Financieras del Sur for them to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE DOCUMENTATION PROVIDED FOR IN SECTION 234 SUB-SECTION 1 OF LAW NO. 19.550, FOR THE FISCAL YEAR ENDED ON JUNE 30, 2007.

The Shareholders’ Meeting approved by majority vote the documentation under consideration in the form it had been made available to the shareholders.

3. CONSIDERATION OF THE ACTIVITIES CARRIED OUT BY THE BOARD OF DIRECTORS.-

The Shareholders’ Meeting approved by majority vote the activities carried out by the Board of Directors during the fiscal year under consideration.

4. CONSIDERATION OF THE ACTIVITIES CARRIED OUT BY THE SUPERVISORY COMMITTEE.-

The Shareholders’ Meeting approved by majority vote the activities carried out by the Supervisory Committee during the fiscal year under consideration.

5. TREATMENT AND APPLICATION OF THE INCOME FOR THE YEAR ENDED JUNE 30, 2007 AMOUNTING TO PS. 49,362,269,- (PESOS FORTY-NINE MILLION THREE HUNDRED AND SIXTY-TWO THOUSAND TWO HUNDRED AND SIXTY-NINE WITH 00). CONSIDERATION OF THE PAYMENT OF A CASH DIVIDEND OF PS. 7,500,000,- (PESOS SEVEN MILLION FIVE HUNDRED THOUSAND WITH 00).-

The Shareholders’ Meeting approved by majority vote the distribution of a cash dividend of Ps. 8,250,000.-, previous deduction of 5% as legal reserve, and that the balance shall be allocated to the account of “Holding Projects”, delegating on the board of Directors the cash payment of the mentioned dividend to the shareholders, which will be effective within the next ten days .-

6. CONSIDERATION OF THE COMPENSATION TO BE PAID TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED ON JUNE 30, 2007 FOR PS. 2,235,862.- (PESOS TWO MILLION TWO HUNDRED AND THIRTY-FIVE THOUSAND EIGHT HUNDRED AND SIXTY-TWO WITH 00) WITHIN THE TERMS OF THE ARGENTINE SECURITIES COMMISSION (CNV). DELEGATIONS.

The Shareholders’ Meeting approved by majority vote the compensation to be paid to the Board of Directors for the amount of Ps. 2,235,862.- for the fiscal year ended June 30, 2007.-

7. CONSIDERATION OF THE COMPENSATION TO BE PAID TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED ON JUNE 30, 2007.

The Shareholders’ Meeting approved by majority vote not to pay any compensation to the Supervisory Committee.

8. APPOINTMENT AND ESTABLISHMENT OF THE NUMBER OF REGULAR AND ALTERNATE DIRECTORS.-

The Shareholders’ Meeting approved by majority vote the appointment of Alejandro Gustavo Elsztain, Clarisa Diana Lifsic, Fernando Adrián Elsztain and David Alberto Perednik as Regular Directors, and Enrique Antoninni and Eduardo Kalpakkian as Alternate Directors. All such appointments expire on June 30, 2010.

The Shareholders’ Meeting approved and ratified by majority vote Susan Segal’s resignation as a Regular Director of the Company.-

9. APPOINTMENT OF THE REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Roberto MURMIS as Regular Syndics, and Sergio KOLACKZYK, Silvia Cecilia De FEO and Alicia Graciela RIGUEIRA as Alternate Syndics for a term of one fiscal year.

10. APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND ESTABLISHMENT OF ITS COMPENSATION.

The Shareholders’ Meeting approved by majority vote to appoint the firms PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, and Abelovich Polano & Asociados, as certifying accountants for the fiscal year 2007/2008 and established a compensation of Ps. 670,550, that will be paid during the fiscal year for professional consultancy services related to the Sarbanes-Oxley rules, issue of offering memorandum on capital increase and tax advice of Ps. 1,730,385 and a difference of Ps. 242,975 in respect of the resolutions passed by the previous shareholders’ meeting, taking into account the assignment of tasks not initially budgeted.

11. UPDATE OF THE REPORT ON THE SHARED SERVICES AGREEMENT.-

The Shareholders’ Meeting approved by majority vote the approval in all respects of all the issues informed and discussed in respect of the matter under consideration.

12. A CAPITAL STOCK INCREASE BY A NOMINAL AMOUNT OF UP TO PS. 180,000,000 (ONE HUNDRED AND EIGHTY MILLION) NOMINAL VALUE PS.1, THROUGH THE ISSUANCE OF UP TO 180,000,000.- (ONE HUNDRED AND EIGHTY MILLION) OF NEW COMMON, BOOK-ENTRY SHARES OF PS.1 (PESOS ONE) PAR VALUE EACH AND WITH RIGHT TO ONE VOTE PER SHARE WITH RIGHT TO DIVIDENDS PARI PASSU WITH THE SHARES OUTSTANDING AT THE TIME OF ISSUANCE, TO BE SUBJECT TO THE PUBLIC OFFERING REGIME IN ARGENTINA OR ABROAD. ESTABLISHMENT OF THE PARAMETERS WITHIN WHICH THE BOARD OF DIRECTORS SHALL ESTABLISH THE SHARE ISSUANCE PREMIUM.

The Shareholders’ Meeting approved by majority vote:

1. A capital increase of up to Ps. 180,000,000, in accordance with the proposal made to the shareholders -from Ps. 313,369,410 to a maximum of Ps. 493,369,410- representing an increase of approximately 57.44%, which figure may vary taking into account the conversions of convertible notes to be made and the exercise of outstanding warrants issued in 2002;

2. That this issuance be offered for subscription to the Shareholders exercising their preemptive and accretion rights, and should there be a balance, to delegate on the Board of Directors the power to decide the application thereof, with full powers to cancel or place it among investors, either fully or in part. In such case, the issuance conditions shall not be more favorable for such subscribers than those offered to the Shareholders.

3. To delegate on the Board of Directors the establishment of the reference subscription price and the definitive subscription price (par value plus share issuance premium) of the new shares, considering as parameter a price range to be fixed between the lowest and the highest listing price of the Company’s shares during a period of not less than 5 days nor more than 180 days prior to the establishment of the reference and definitive price.

4. That the reference subscription price and the definitive subscription price be reported in accordance with the provisions of the Listing Rules of the Buenos Aires Stock Exchange and that the Board of Directors shall establish the definitive subscription price during the preemptive rights subscription period. Accordingly, the definitive subscription price shall be valid and applicable to all the new shares subscribed in exercise of preemptive and accretion rights without regard of the reference subscription price.

5. In case of the potential damage that might be suffered by the holders of warrants issued in 2002 due to the impossibility to exercise all their preemptive rights over the new shares, the extension of the term for the exercise of warrants shall be approved, thus allowing its exercise from the first business day after the present Shareholders’ Meeting until its expiration date which shall occur on November 14, 2007 and for purposes of participating in this capital increase by exercising their preemptive rights, the holders of warrants shall exercise them until the seventh trading day prior to the commencement of the preemptive rights subscription period.

13. DELEGATION ON THE BOARD OF DIRECTORS OF ALL THE TERMS AND CONDITIONS APPLICABLE TO THE ISSUANCE NOT EXPRESSLY DETERMINED BY THE SHAREHOLDERS’ MEETING WITH POWERS TO SUB-DELEGATE ON ONE OR MORE COMPANY DIRECTORS OR MANAGERS OR THE PERSONS THEREBY AUTHORIZED, INCLUDING WITHOUT LIMITATION: (I) THE DETERMINATION OF THE AMOUNT, TIMING, MANNER, SHARE ISSUANCE PREMIUM, SUBSCRIPTION PRICE, PAYMENT CONDITIONS AND REMAINING TERMS AND CONDITIONS OF ISSUANCE; (II) THE APPLICATION FOR THE AUTHORIZATION TO THE PUBLIC OFFERING AND LISTING OF THE SHARES TO BE ISSUED BY THE ARGENTINE SECURITIES COMMISSION (CNV) AND /OR THE BUENOS AIRES STOCK EXCHANGE AND/OR MERCADO ABIERTO ELECTRÓNICO AND/OR ANY OTHER PUBLIC OR PRIVATE STOCK EXCHANGE IN ARGENTINA OR ABROAD, WITH POWERS TO REQUEST ANY OTHER TYPE OF ADMISSION TO THE PUBLIC OFFERING REGIME TO THE ARGENTINE SECURITIES COMMISSION, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND/OR OTHER SIMILAR AGENCIES IN ARGENTINA OR ABROAD AND THE POWERS TO ENTER INTO ALL TYPES OF AGREEMENTS WITH LOCAL AND/OR FOREIGN FINANCIAL INSTITUTIONS FOR

THEM TO SUBSCRIBE AND PAY IN SAID SHARES FOR PLACEMENT IN THE LOCAL AND/OR INTERNATIONAL MARKET AND TO PERFORM ANY ACTS NECESSARY AND/OR ADVISABLE IN ORDER TO IMPLEMENT THE RESOLUTIONS MADE BY THE SHAREHOLDERS’ MEETING, AND (III) THE INCREASE AND/OR AMENDMENT OF THE AMERICAN DEPOSITARY RECEIPTS PROGRAM CURRENTLY IN FORCE BETWEEN THE COMPANY AND THE BANK OF NEW YORK AS CUSTODIAN, REPRESENTATIVE OF AMERICAN DEPOSITARY SHARES AS WELL AS DELEGATION ON THE BOARD OF DIRECTORS OF THE ESTABLISHMENT OF THE TERMS, CONDITIONS AND SCOPE OF SAID PROGRAM.-

The Shareholders’ Meeting approved by majority vote the delegation on the board of directors all the terms and conditions of issuance not expressly determined by the Shareholders’ Meeting with powers to sub-delegate on one or more Company Directors or Managers, or the persons thereby authorized, including without limitation: (i) the determination of the amount, timing, manner, share issuance premium, subscription price, payment conditions and remaining terms and conditions of issuance; (ii) the application for the authorization to the public offering and listing of the shares to be issued by the Argentine Securities Commission (CNV) and/or the Buenos Aires Stock Exchange and/or Mercado Abierto Electrónico and/or any other public or private stock exchange in Argentina or abroad, with powers to request any other type of admission to the Public Offering regime to the Argentine Securities Commission, the United States Securities and Exchange Commission and/or other similar agencies in Argentina or abroad and the powers to enter into all types of agreements with local and/or foreign financial institutions for them to subscribe and pay in said shares for placement in the local and/or international market and to perform any acts necessary and/or advisable in order to implement the resolutions made by the Shareholders’ Meeting, and (iii) the increase and/or amendment of the American Depositary Receipts Program currently in force between the Company and The Bank of New York as custodian, representative of American Depositary Shares as well as delegation on the Board of Directors of the establishment of the terms, conditions and scope of said program.

14. APPROVAL OF A WARRANT TO BE GRANTED FREE OF CHARGE FOR THE SUBSCRIPTION OF COMPANY COMMON SHARES TO THE SUBSCRIBERS OF THE CAPITAL STOCK INCREASE MENTIONED IN POINT 12 OF THE AGENDA IN CONFORMITY WITH SECTION 67 OF THE DECREE/LAW 677/01, THAT ENTITLES TO 1 (ONE) SHARE FOR EACH THREE SUBSCRIBED SHARES. DELEGATION ON THE BOARD OF DIRECTORS OF THE ESTABLISHMENT OF THE EXERCISE PRICE SIMULTANEOUSLY WITH THE PRICE OF SUBSCRIPTION OF THE CAPITAL INCREASE. APPROVAL OF THE CORRESPONDING CAPITAL INCREASE TO COVER THE EXERCISE OF THE WARRANTS.

The Shareholders’ Meeting approved by majority vote:

1.	The possibility of establishing an incentive scheme in order to encourage the subscription, which consists in the subscriber receiving for each share subscribed a warrant free of charge which shall entitle him to subscribe in the future a fraction of 0.3334 shares, i.e. in order to acquire a new share, three warrants shall be exercised.

2.	That the new shares issued upon exercise of the warrants shall have the same rights as the shares outstanding at the moment of exercising such warrants. In the case of dividends, they shall only be entitled to such dividends as may be approved after the exercise of the warrant.

3.	Such capital increase as may be necessary as a result of the exercise of the warrants, delegating on the board of directors the recording thereof.

4.	The delegation on the Board of Directors of the establishment of the remaining issuance terms and conditions of the warrants including without limitation, the amount, manner, timing and exercise price, offering memorandum in different versions, legal notices and such other documentation as may be necessary for the implementation of the resolutions passed at this shareholders’ meeting. Such price shall consist of the definitive subscription price of the new shares plus a premium equivalent to not more than 100% of such definitive subscription price.

15. REDUCTION OF THE TERM FOR THE EXERCISE OF PREEMPTIVE AND ACCRETION RIGHTS TO TEN CALENDAR DAYS IN ACCORDANCE WITH SECTION 194 OF LAW NO. 19550 AS AMENDED.

The Shareholders’ Meeting approved by majority vote the reduction to 10 calendar days of the term for the exercise of preemptive and accretion rights in accordance with Section 194 of Law No. 19550 as amended.

16. CONSIDERATION OF THE AMENDMENT OF THE FOLLOWING SECTIONS OF THE BY-LAWS: (I) SECTION THIRTEEN (13) IN ORDER TO ADAPT THE PERFORMANCE BONDS GRANTED BY DIRECTORS TO CURRENT RULES AND REGULATIONS, AND (III) SECTION SIXTEEN (16) IN ORDER TO INCORPORATE THE POSSIBILITY OF HOLDING REMOTE BOARD MEETINGS IN CONFORMITY WITH THE PROVISIONS UNDER SECTION 65 OF DECREE 677/01.

The Shareholders’ Meeting approved by majority vote the amended texts of Sections 13 and the extension of Section 16 in accordance with the projects made available to the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 11, 2007.